Exhibit 99.1

Company announcement — No. 27 / 2019

Zealand Pharma appoints Matthew Dallas as new Chief Financial Officer

Copenhagen, August 28, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announced the appointment of Matthew Dallas as Senior Vice President and Chief Financial Officer, effective October 7, 2019.

“Matthew has extensive public company experience in biotechnology organizations at both the commercial and pre-commercial stages,” said Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma. “He joins us at a critical point in the company’s journey as we begin commercialization efforts. I am confident that Matthew is the right leader to help us advance into the next phase of growth.”

As the chief financial officer, Mr. Dallas will report directly to Mr. Dulac and will lead the company’s finance, legal, and investor relations departments. He will join the corporate management team to set overall business strategy.

“I am thrilled to join Zealand Pharma and contribute to the company’s exciting growth trajectory,” said Matthew Dallas. “I look forward to working with the team to champion Zealand’s strong growth potential, lean biotech mindset, and ambitious strategy.”

Most recently, Mr. Dallas served as chief financial officer at Aveo Pharmaceuticals, leading finance for the publicly traded biotechnology company and was additionally responsible for investor relations, facilities and information technology. He was previously CFO at CoLucid Pharmaceuticals, which was acquired by Eli Lilly. His earlier career included positions at Genzyme, NEN Life Science Products, and Kimberly Clark. Mr. Dallas holds a bachelor’s degree in Business Administration from the University of Tennessee.

Mr. Dallas will be assisted in the transition by Ivan M. Møller, who has served as Zealand’s interim CFO since April 2019. Mr. Møller will resume full focus on his continuing role as Senior Vice President of Technical Development & Operations.

CEO Emmanuel Dulac added, “Ivan has been an invaluable team contributor while adding interim CFO to his already expansive area of responsibility. He has maintained steady financial operations through two quarters. Thank you to Ivan for his dedication and exemplary leadership.”

For further information, please contact:

Emmanuel Dulac, President and Chief Executive Officer

Tel.: +45 50 60 36 36, e-mail: edu@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

Tel.: +45 50 60 37 78, e-mail: lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.